

02005121

UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-1-00 (MM/DD/YY) AND ENDING 10-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carolan & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Weybosset Street
(No. and Street)



Providence (City) RI (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis P. Carolan 401-331-1932
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sansiveri, Kimball & McNamee, L.L.P.
(Name — *if individual, state last, first, middle name*)

55 Dorrance Street (Address) Providence (City) RI (State) 02903 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Richard F. Carolan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolan & Co., Inc., as of October 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Comm Exp 3/11/03



This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CAROLAN & CO., INC.
FOCUS REPORT
FOR THE YEAR ENDED
OCTOBER 31, 2001

INDEPENDENT AUDITORS' REPORT

Sansiveri, Kimball & McNamee, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Craig M. Bilodeau
Michael A. DeCataldo
M. Douglas Fay
Joseph H. Kimball, Jr.
Stephen P. Massed
John J. McNamee
John L. Pucci
Jerry A. Sansiveri

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Carolan & Co., Inc.:

We have audited the accompanying statement of financial condition of Carolan & Co., Inc. (the Company) as of October 31, 2001, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolan & Co., Inc. as of October 31, 2001, and the results of its operations, changes in ownership equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, reconciliation of net capital computation, computation for reserve requirements for broker-dealers pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession and control requirements under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sansiveri, Kimball + McNamee, L.L.P.

Providence, Rhode Island
November 30, 2001

55 Dorrance Street, Providence, RI 02903-2220 • Providence • Newport • Westerly • 401/331-0500, Fax 401/331-9040, E-Mail: skm@sansiveri.com

Sansiveri, Kimball & McNamee, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Craig M. Bilodeau
Michael A. DeCataldo
M. Douglas Fay
Joseph H. Kimball, Jr.
Stephen P. Massed
John J. McNamee
John L. Pucci
Jerry A. Sansiveri

To the Stockholders of
Carolan & Co., Inc.:

In planning and performing our audit of the financial statements of Carolan & Co., Inc. (the Company) for the year ended October 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

55 Dorrance Street, Providence, RI 02903-2220 • Providence • Newport • Westerly • 401/331-0500, Fax 401/331-9040, E-Mail: skm@sansiveri.com
Member of Division for CPA Firms/AICPA, SEC Practice Section and POLARIS INTERNATIONAL

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Sansiveri, Kimball + McNamee, L.L.P.

Providence, Rhode Island
November 30, 2001

FORM X-17A-5	FOCUS REPORT (Financial and Operational Combined Uniform Single Report) Part II INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ○ Alternate ◉ [0011]

Name of Broker Dealer: CAROLAN & CO., INC. [0013]

SEC File Number: 8- 19298 [0014]

Address of Principal Place of Business: 10 WEYBOSSET STREET [0020]

PROVIDENCE [0021] RI [0022] 02903 [0023]

Firm ID: 7016 [0015]

For Period Beginning 11/01/2000 [0024] And Ending 10/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: FRANCIS P. CAROLAN, VICE PRESI [0030] Phone: 401-331-1932 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

				Allowable	Non-Allowable	Total
1.	Cash			38,401 [0200]		38,401 [0750]
2.	Cash segregated in compliance with federal and other regulations			13,967 [0210]		13,967 [0760]
3.	Receivable from brokers or dealers and clearing organizations:					
	A.	Failed to deliver:				
		1.	Includable in "Formula for Reserve Requirements"	[0220]		
		2.	Other	[0230]		0 [0770]
	B.	Securities borrowed:				
		1.	Includable in "Formula for Reserve Requirements"	[0240]		
		2.	Other	[0250]		0 [0780]
	C.	Omnibus accounts:				
		1.	Includable in "Formula for Reserve Requirements"	[0260]		
		2.	Other	[0270]		0 [0790]
	D.	Clearing Organizations:				
		1.	Includable in "Formula for Reserve Requirements"	[0280]		
		2.	Other	[0290]		0 [0800]
	E.	Other		[0300]	[0550]	0 [0810]
4.	Receivables from customers:					
	A.	Securities accounts:				

1. Cash and fully secured accounts:	[0310]		
2. Partly secured accounts	[0320]	[0560]	
3. Unsecured accounts		[0570]	
B. Commodity accounts	[0330]	[0580]	
C. Allowance for doubtful accounts	[0335]	[0590]	0 [0820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[0340]		
B. Partly secured and unsecured accounts	[0350]	6,000 [0600]	6,000 [0830]
6. Securities purchased under agreements to resell	[0360]	[0605]	0 [0840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	[0370]		
B. U.S. and Canadian Government obligations	15,628 [0380]		
C. State and municipal government obligations	2,988,765 [0390]		
D. Corporate obligations	[0400]		
E. Stocks and warrants	996,898 [0410]		
F. Options	[0420]		
G. Arbitrage	[0422]		
H. Other securities	[0424]		
I. Spot commodities	[0430]		4,001,291 [0850]
8. Securities owned not readily marketable:			

		Description				
			[0130]			
	B.	At estimated fair value		[0440]	3,300 [0610]	3,300 [0860]
9.		Other investments not readily marketable:				
	A.	At cost	[0140]			
	B.	At estimated fair value		[0450]	146 [0620]	146 [0870]
10.		Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
	A.	Exempted securities	[0150]			
	B.	Other	[0160]	[0460]	[0630]	0 [0880]
11.		Secured demand notes - *market value of collateral:*				
	A.	Exempted securities	[0170]			
	B.	Other	[0180]	[0470]	[0640]	0 [0890]
12.		Memberships in exchanges:				
	A.	Owned, at market value	[0190]			
	B.	Owned, at cost			[0650]	
	C.	Contributed for use of company, at market value			[0660]	0 [0900]
13.		Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]

14.	Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost(net of accumulated depreciation and amortization)	[0490]	8,659 [0680]	8,659 [0920]
15.	Other Assets:			
	A. Dividends and interest receivables	18,630 [0500]	[0690]	
	B. Free shipments	[0510]	[0700]	
	C. Loans and advances	[0520]	[0710]	
	D. Miscellaneous	29,333 [0530]	131,130 [0720]	179,093 [0930]
16.	**TOTAL ASSETS**	4,101,622 [0540]	149,235 [0740]	4,250,857 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
17.	Bank loans payable:			
	A. Includable in "Formula for Reserve Requirements"			[1460]
	B. Other			[1470]
18.	Securities sold under repurchase agreements			[1480]
19.	Payable to brokers or dealers and clearing organizations:			
	A. Failed to receive:			
	1. Includable in "Formula for Reserve Requirements"			[1490]
	2. Other			[1500]
	B. Securities loaned:			
	1. Includable in "Formula for Reserve Requirements"			[1510]
	2. Other			[1520]
	C. Omnibus accounts:			
	1. Includable in "Formula for Reserve Requirements"			[1530]
	2. Other			[1540]
	D. Clearing organizations:			
	1. Includable in "Formula for Reserve Requirements"			[1550]
	2. Other			1,736,635 [1560]
	E. Other:			[1570]
20.	Payable to customers:			

A. Securities accounts including free credits of

[0950] | [1580]

B. Commodities acccounts | [1590]

21. Payable to non customers:

A. Securities accounts | [1600]

B. Commodities accounts | [1610]

22. Securities sold not yet purchased at market value including arbitrage

of [0960] | [1620]

23. Accounts payable and accrued liabilities and expenses:

A. Drafts payable | [1630]

B. Accounts payable | [1640]

C. Income taxes payable | [1650]

D. Deferred income taxes | [1660]

E. Accrued expenses and other liabilities | 48,366 [1670]

F. Other | [1680]

24. Notes and mortgages payable:

A. Unsecured | [1690]

B. Secured | 20,000 [1700]

25. Liabilities subordinated to claims of general creditors:

A. Cash borrowings | [1710]

1. from outsiders

[0970]

2.	Includes equity subordination (15c3-1 (d)) of [0980]			
B.	Securities borrowings, at market value:			[1720]
	from outsiders [0990]			
C.	Pursuant to secured demand note collateral agreements			[1730]
1.	from outsiders [1000]			
2.	Includes equity subordination (15c3-1 (d)) of [1010]			
D.	Exchange memberships contributed for use of company at market value			[1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]		[1750]
26.	**TOTAL LIABILITIES:**	[1230]	[1450]	1,805,001 [1760]

Ownership Equity

			Total
27.	Sole proprietorship		[1770]
28.	Partnership-limited partners	[1020]	[1780]
29.	Corporation		
A.	Preferred stock		[1791]
B.	Common stock		5,140 [1792]
C.	Additional paid-in capital		48,044 [1793]

	D.	Retained earnings	2,677,463 [1794]
	E.	Total	2,730,647 [1795]
	F.	Less capital stock in treasury	-284,791 [1796]
30.	**TOTAL OWNERSHIP EQUITY:**		2,445,856 [1800]
31.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**		4,250,857 [1810]

See notes to financial statements.

STATEMENT OF INCOME (LOSS)

Period Beginning 11/01/2000 [3932]	Period Ending 10/31/2001 [3933]	Number of months 12 [3931]

REVENUE

1.	Commissions:		
a.	Commissions on transactions in exchange listed equity securities executed on an exchange		65,937 [3935]
b.	Commissions on transactions in exchange listed equity securities executed over-the-counter		66,587 [3937]
c.	Commissions on listed options transactions		2,818 [3938]
d.	All other securities commissions		63,763 [3939]
e.	Total securities commissions		199,105 [3940]
2.	Gains or losses on firm securities trading accounts:		
a.	From market making in over-the-counter equity securities		[3941]
i.	Includes gains or (losses) OTC market making in exchange listed equity securities	[3943]	
b.	From trading in debt securities		652,783 [3944]
c.	From market making in options on a national securities exchange		[3945]
d.	From all other trading		[3949]
e.	Total gains or (losses)		652,783 [3950]
3.	Gains or losses on firm securities investment accounts		
a.	Includes realized gains (losses)	-21,119 [4235]	
b.	Includes unrealized gains (losses)	-750,958 [4236]	
c.	Total realized and unrealized gains (losses)		-772,077 [3952]
4.	Profits or (losses) from underwriting and selling groups		14,029 [3955]
a.	Includes underwriting income from corporate equity securities	[4237]	
5.	Margin interest		[3960]
6.	Revenue from sale of investment company shares		[3970]
7.	Fees for account supervision, investment advisory and administrative services		[3975]

8.	Revenue from research services	[3980]
9.	Commodities revenue	[3990]
10.	Other revenue related to securities business	130,724 [3985]
11.	Other revenue	27,477 [3995]
12.	Total revenue	252,041 [4030]

EXPENSES

13.	Registered representatives' compensation	547,284 [4110]
14.	Clerical and administrative employees' expenses	113,324 [4040]
15.	Salaries and other employment costs for general partners, and voting stockholder officers	[4120]
	a. Includes interest credited to General and Limited Partners capital accounts [4130]	
16.	Floor brokerage paid to certain brokers (see definition)	[4055]
17.	Commissions and clearance paid to all other brokers (see definition)	[4145]
18.	Clearance paid to non-brokers (see definition)	147,451 [4135]
19.	Communications	22,613 [4060]
20.	Occupancy and equipment costs	57,512 [4080]
21.	Promotional costs	367 [4150]
22.	Interest expense	89,214 [4075]
	a. Includes Interest on accounts subject to subordination agreements [4070]	
23.	Losses in error account and bad debts	[4170]
24.	Data processing costs (including service bureau service charges)	19,455 [4186]
25.	Non-recurring charges	[4190]
26.	Regulatory fees and expenses	5,863 [4195]
27.	Other expenses	126,505 [4100]
28.	Total expenses	1,129,588 [4200]

NET INCOME

29.	Income (loss) before Federal income taxes and items below (Item 12 less Item 28)	-877,547 [4210]
30.	Provision for Federal income taxes (for parent only)	51,000 [4220]

31.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
32.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
33.	Cumulative effect of changes in accounting principles		[4225]
34.	Net income (loss) after Federal income taxes and extraordinary items		-928,547 [4230]

MONTHLY INCOME

35.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	55,928 [4211]

See notes to financial statements.

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	[4335A2]	______ [4335B]
8- ______ [4335C]	[4335C2]	______ [4335D]
8- ______ [4335E]	[4335E2]	______ [4335F]
8- ______ [4335G]	[4335G2]	______ [4335H]
8- ______ [4335I]	[4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B — ________ [4586]

   A. Number of items — ________ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D — ________ [4588]

   A. Number of items — ________ [4589]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

   Yes (selected) [4584]
   No [4585]

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	0 [4340]	
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	[4350]	
3.	Monies payable against customers' securities loaned (see Note C)	[4360]	
4.	Customers' securities failed to receive (see Note D)	[4370]	
5.	Credit balances in firm accounts which are attributable to principal sales to customers	[4380]	
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	[4390]	
7.	**Market value of short security count differences over 30 calendar days old	[4400]	
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	[4410]	
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days	[4420]	
10.	Other (List)		
	[4425A]	[4425B]	
	[4425C]	[4425D]	
	[4425E]	[4425F]	
		0 [4425]	
11.	TOTAL CREDITS		0 [4430]

DEBIT BALANCES

12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	0 [4440]	
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]	
14.	Failed to deliver of customers' securities not older than 30 calendar days	[4460]	

15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F) ____ [4465]

16. Other (List)

	[4469A]	[4469B]
	[4469C]	[4469D]
	[4469E]	[4469F]
		0 [4469]

17. **Aggregate debit items — 0 [4470]

18. **less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i)) — 0 [4471]

19. **TOTAL 15c3-3 DEBITS — 0 [4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) — [4480]

21. Excess of total credits over total debits (line 11 less line 19) — [4490]

22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits — [4500]

23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period — 13,967 [4510]

24. Amount on deposit (or withdrawal) including — [4520]

[4515] value of qualified securities

25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including — 13,967 [4530]

[4525] value of qualified securities

26. Date of deposit (MM/DD/YYYY) — [4540]

FREQUENCY OF COMPUTATION

Daily ○ Weekly ◉ Monthly ○

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 2,445,856 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 2,445,856 [3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 2,445,856 [3530]

6. Deductions and/or charges:

   A. Total non-allowable assets from Statement of Financial Condition (Note B and C) — 149,235 [3540]

      1. Additional charges for customers' and non-customers' security accounts — [3550]

      2. Additional charges for customers' and non-customers' commodity accounts — [3560]

   B. Aged fail-to-deliver — [3570]

      1. Number of items — [3450]

   C. Aged short security differences-less

      reserve of — [3460] — [3580]

      number of items — [3470]

   D. Secured demand note deficiency — [3590]

   E. Commodity futures contracts and spot commodities proprietary capital charges — [3600]

   F. Other deductions and/or charges — [3610]

G. Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).		[3615]	
H. Total deductions and/or charges			-149,235 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8. Net capital before haircuts on securities positions			2,296,621 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commerical paper		[3680]	
2. U.S. and Canadian government obligations		613 [3690]	
3. State and municipal government obligations		136,052 [3700]	
4. Corporate obligations		[3710]	
5. Stocks and warrants		149,535 [3720]	
6. Options		[3730]	
7. Arbitrage		[3732]	
8. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-286,200 [3740]
10. Net Capital			2,010,421 [3750]

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	0 [3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3880]
24.	Net capital requirement (greater of line 22 or 23)	250,000 [3761]
25.	Excess net capital (line 10 less 24)	1,760,421 [3910]
26.	Percentage of Net Capital in Aggregate Debits (line 10 by line 17)	[3851]
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 by line 17)	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	1,890,421 [3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital	% [3852]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital

A. Partnership Capital:

1. General Partners [4700]

2. Limited [4710]

3. Undistributed Profits [4720]

4. Other 0 [4730]

Description	Amount
[4730A]	[4730B]
[4730C]	[4730D]
[4730E]	[4730F]

5. Sole Proprietorship [4735]

B. Corporation Capital:

1. Common Stock [4740]

2. Preferred Stock [4750]

3. Retained Earnings (Dividends and Other) [4760]

4. Other (describe below) 0 [4770]

Description	Amount
[4770A]	[4770B]
[4770C]	[4770D]
[4770E]	[4770F]

2. Subordinated Liabilities

A. Secured Demand Notes [4780]

B. Cash Subordinations [4790]

C. Debentures [4800]

D. Other 0 [4810]

Description	Amount
[4810A]	[4810B]
[4810C]	[4810D]
[4810E]	[4810F]

3. Other Anticipated Withdrawals

A.	Bonuses	[4820]
B.	Voluntary Contributions to Pension or Profit Sharing Plans	[4860]
C.	Other	0 [4870]

Description	Amount
[4870A]	[4870B]
[4870C]	[4870D]
[4870E]	[4870F]

Total	0 [4880]

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			3,374,403 [4240]
	A.	Net income (loss)		-928,547 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			2,445,856 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Customers' Regulated Commodity Futures Accounts

Segregation Requirements

1.	Net ledger balance:		
	A.	Cash	[7010]
	B.	Securities (at market)	[7020]
2.	Net unrealized profit (loss) in open futures cantracts traded on a contract market:		[7030]
3.	Exchange traded options:		
	A.	Add: Market Value of open option contracts purchased on a contract market	[7032]
	B.	Deduct: Market Value of open option contracts granted (sold) on a contract market	[7033]
4.	Net equity (deficit) (total of 1, 2 and 3)		0 [7040]
5.	Add accounts liquidating to a deficit and accounts with debit balances with no open trades		[7050]
6.	Amount required to be segregated (total of 4 and 5)		0 [7060]

Funds On Deposit In Segregation

7.	Deposited in segregated funds bank accounts:		
	A.	Cash	[7070]
	B.	Securities representing investments of customers' funds (at market)	[7080]
	C.	Securities held for particular customer or option customers in lieu of cash (at market)	[7090]
8.	Margins on deposit with clearing organizations of contract markets:		
	A.	Cash	[7100]
	B.	Securities representing investments of customers' funds (at market)	[7110]
	C.	Securities held for particular customer or option customers in lieu of cash (at market)	[7120]
9.	Settlement due from (to) clearing organizations of contract markets		[7130]
10.	Exchange traded options:		
	A.	Add: Unrealized receivables for option contracts purchased on contract markets	[7132]
	B.	Deduct: Unrealized obligations for option contracts granted (sold) on contract markets	[7133]

11.	Net Equities with other FCMs	[7140]
12.	Segregated funds on hand:	
	A. Cash	[7150]
	B. Securities representing investments of customers' funds (at market)	[7160]
	C. Securities held for particular customer or option customers in lieu of cash (at market)	[7170]
13.	Total amount in segregation (total of 7 through 12)	0 [7180]
14.	Excess (incufficiency) funds in segregation (13 minus 6)	0 [7190]

FINANCIAL AND OPERATIONAL DATA

		Valuation	Number
1.	Month end total number of stock record breaks unresolved over three business days		
	A breaks long	[4890]	[4900]
	B breaks short	[4910]	[4920]

2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calender quarter? Yes (selected) [4930] No [4940]

3. Personnel employed at end of reporting period

A	Income producing personnel	7 [4950]
B	Non-income producing personnel (all other)	3 [4960]
C	Total	10 [4970]

4. Actual number of tickets executed during current month of reporting period: 719 [4980]

5. Number of corrected customer confirmations mailed after settlement date: [4990]

		No. of Items	Debit(Short Value)	No. of Items	Credit(Long Value)
6.	Money differences	[5000]	[5010]	[5020]	[5030]
7.	Security suspense accounts	[5040]	[5050]	[5060]	[5070]
8.	Security difference accounts	[5080]	[5090]	[5100]	[5110]
9.	Commodity suspense accounts	[5120]	[5130]	[5140]	[5150]
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge - unresolved amounts over 30 calender days	[5160]	[5170]	[5180]	[5190]

11.	Bank account reconcilations - unresolved amounts over 30 calender days	[5200]	[5210]	[5220]	[5230]
12.	Open transfers over 40 calender days not confirmed	[5240]	0 [5250]	[5260]	[5270]
13.	Transactions in reorganization accounts - over 60 calender days	[5280]	[5290]	[5300]	[5310]
14.	**Total**	0 [5320]	0 [5330]	0 [5340]	0 [5350]

		No. of Items	Ledger Amount	Market Value
15.	Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	[5360]	[5361]	[5362]
16.	Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	[5363]	[5364]	[5365]

17.	Securities concentrations (See instructions in Part I)	
	A Proprietary positions	[5370]
	B Customers accounts under Rule 15c3-3	[5374]
18.	Total of personal capital borrowings due within six months	[5378]
19.	Maximum haircuts on underwriting commitments during the period	31,150 [5380]
20.	Planned capital expenditures for business expansion during next six months	[5382]
21.	Liabilities of other individuals or organizations guaranteed by respondent	[5384]
22.	Lease and rentals payable within one year	42,011 [5386]
23.	Aggregate lease and rental commitments payable for entire term of lease	
	A Gross	105,770 [5388]
	B Net	105,770 [5390]

CAROLAN & CO., INC.

NOTES TO FINANCIAL STATEMENTS, OCTOBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Carolan & Co., Inc. (the Company) buys and sells securities for its customers and for its own account. The Company's customers consist primarily of institutions and individuals located in Rhode Island and Massachusetts. In addition, the Company may underwrite or participate in the underwriting of securities.

Clearing and Safekeeping Services

The Company has an agreement with a national broker-dealer to act as a clearinghouse for a majority of its security transactions executed on behalf of its customers and for its own account. This agreement also enables the Company to utilize the national broker-dealer as a depository to hold in custody securities purchased on behalf of its customers and for its own account. This agreement requires that the Company deposit a sum not less than $100,000 into accounts maintained by the national broker-dealer. The required balance may be adjusted depending upon the Company's volume of business or the nature of the securities involved in transactions. The agreement is renewed annually subject to the notification by either party to terminate.

Security Transactions

Security transactions and the related commission income and expenses are recorded on a settlement date for year end October 31, 2001.

Trading and Investment Securities

Trading and investment securities are valued at market value as determined by the clearing broker and in conjunction with management's knowledge of the local market. The Company uses the first-in, first-out (FIFO) method and the specific identification method to determine the basis for computing realized and unrealized gains and losses on investment and trading securities, respectively. Unrealized gains and losses are included in revenue in the accompanying statement of income (loss).

Investment in Limited Partnerships

The Company accounts for its interests in limited partnerships at cost, adjusted for the distributable share of partnership income and losses recognized to the extent of investments in such partnerships.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the respective useful lives of the assets for financial reporting purposes and the accelerated recovery method for tax purposes over the respective recovery periods.

Taxes on Income

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include the reserve for uncollectible notes receivable from a non-customer and the valuation allowance on deferred tax assets. Actual results could differ from those estimates.

2. TAXES ON INCOME

The difference between the effective and the statutory tax rates is primarily due to unrealized losses on investments that are not deductible for tax purposes and net operating loss carryforwards used to offset taxable income. The current provision for taxes relates to certain minimum franchise or net worth taxes charged by the states of Rhode Island and Massachusetts.

The Company had long-term deferred tax assets and liabilities at October 31, 2001 as follows:

Deferred tax asset	$ 960,000
Deferred tax liability	(3,000)
Valuation allowance	(837,000)
Net deferred tax asset	$ 120,000

The net deferred tax asset consisted of the following at October 31, 2001:

Net unrealized losses on investment securities	$ 400,000
Net operating loss carryforwards	476,000
Allowance for uncollectible notes receivable	84,000
Depreciation	(3,000)
	957,000
Valuation allowance	(837,000)
Net deferred tax asset	$ 120,000

The Company has net operating losses for tax reporting purposes of approximately $1,595,000 available to offset future taxable income as of October 31, 2001. The net operating loss carryforwards expire as follows:

Year	**Amount**
2009	$ 231,000
2010	551,000
2011	389,000
2015	424,000
Total	$ 1,595,000

3. PAYABLE TO CLEARING BROKER

Payable to clearing broker represents the Company's liability for trading and investment securities transactions and is collateralized by the trading and investment securities. Interest is charged at a fluctuating rate that generally corresponds to the broker call money rate, which was 4.75% at October 31, 2001.

4. NOTES RECEIVABLE - NONCUSTOMERS

Notes receivable - noncustomers consist of unsecured demand notes from the majority stockholder and a company related through common ownership. The note receivable from the majority stockholder was paid in full during the year ended October 31, 2001. Interest income earned on such notes amounted to approximately $2,000 for the year ended October 31, 2001. Interest is computed monthly at the prime rate, which was 5.5% at October 31, 2001.

5. LEASE COMMITMENT

The Company leases its office facilities located in Providence, Rhode Island. The lease agreement requires aggregate annual lease payments of approximately $42,000, plus additional rent based on certain operating expenses through April 2004. The lease agreement allows the Company to cancel the lease at the end of the third year upon prior written notice. Also, the lease agreement contains an option to renew for one additional three-year period at an annual rent equal to the fair market value of the lease. Future minimum lease payments for the year ended October 31, 2001 are as follows:

Year	Amount
2002	$ 42,000
2003	43,000
2004	21,000
Total	$ 106,000

Rent expense, including this and other leases, for the year ended October 31, 2001 amounted to approximately $58,000.

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants.

The Company has elected to use the "alternative net capital requirement" method permitted under paragraph (f) of this rule, which requires that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3).

As of October 31, 2001, the Company had net capital, which exceeded the requirement by approximately $1,760,000.

7. RESERVE REQUIREMENT

The Company is subject to the Customer Protection Rule (the Rule), which requires the Company to deposit in special accounts maintained at banks, cash or acceptable equivalents for the exclusive benefit of its customers. The amount to be deposited is determined by a computation prescribed under the Rule. As of October 31, 2001, the Company met this requirement of the Rule.

8. SECURITIES INVESTOR PROTECTION CORPORATION

The Company is a member of the Securities Investor Protection Corporation (SIPC), which provides protection for each customer's securities up to $500,000 and cash up to $100,000, with a combined maximum total of $500,000.

In addition, all accounts maintained with the Company's clearing broker receive total net equity protection provided by an insurance company. Such protection covers account net equity in excess of that provided by SIPC subject to certain conditions in effect at the time of the loss.

Neither SIPC nor excess SIPC coverage protects against a decline in the market value of securities.

9. CONCENTRATION OF CREDIT RISK

As of October 31, 2001, financial instruments, which potentially subject the Company to a concentration of credit risk, principally consist of trading and investment securities. Approximately 99% of trading securities consist of municipal bonds issued primarily by New England states and municipalities. Approximately 53% of investment securities are comprised of common stock in four companies. Management believes that the portfolio meets its standards for preservation of capital.

10. SECURITIES TRANSACTIONS SETTLING AFTER YEAR END

The Company records transactions and the related commission income and expenses on a settlement date basis, which is generally three business days after the trade date. As of October 31, 2001, the Company had net unsettled sales of trading securities of approximately $182,000.
